November 5, 2010

By U.S. Mail and Facsimile to: (403)735-3240

Kim Law
Principal Financial and Accounting Officer
E-Debit Global Corporation
#12, 3620 – 29th St. NE
Calgary, Alberta, Canada T1Y 578

> Re: E-Debit Global Corporation
> Form 10-K for the year ended December 31, 2009
> Forms 10-Q for the periods ended March 30, 2010 and June 30, 2010
> File No. 0-32501

Dear M. Law:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. Please file your response on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K

1. Please refer to your response to comment 11 of our September 14, 2010 letter. Please tell us and revise future filings to provide a more detailed discussion of the specific underlying costs that you have capitalized and characterized as an intangible asset, the authoritative basis relied on in determining that capitalizing them was appropriate instead of expensing them as incurred and how you determined the useful life assigned them. Finally, clarify the basis for deferring amortization of these costs, which were incurred in 2007, until 2009.

2. Please refer to your response to comment 16 of our September 14, 2010 and revise future filings to disclose the payment terms, maturities and interest rates associated with these related party borrowings.

You may contact Paul Cline, Staff Accountant, at (202)551.3851 or me at (202)551.3494 if you have questions about our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief